Exhibit 99.1

ABN 82 010 975 612
Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Minimum Subscription of $10m Reached

Melbourne, Australia, 3 December 2015. Progen Pharmaceuticals Limited (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is delighted to announce that in just one week since the Offer under the Prospectus dated 10 November 2015 opened, the minimum subscription of $10 million has been reached.

In commenting on reaching the minimum subscription milestone, Jitto Arulampalam, Executive Chairman of the Company, said “We are delighted with the support we have received from the investor community which has enabled us to reach the minimum subscription amount so quickly.”

“We are now another step closer towards achieving our strategy of repositioning the Company from a drug development business to a global molecular diagnostic business.”

The offer under the Prospectus is currently scheduled to close on Wednesday 9 December 2015.

Anyone who wishes to subscribe for shares in the Company under the Offer must obtain a copy of the Prospectus (including the Supplementary Prospectus) and complete the accompanying Application Form. The Prospectus (including the Supplementary Prospectus) and accompanying Application Form are available on the ASX Market Announcements Platform.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.